Form 4 - Exhibit 99
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Name of Reporting Person: Carmen M. Penta
Name of Issuer:           Central Jersey Bancorp (CJBK)
Transaction Date:         February 3, 2005


               Explanation of Responses and Additional Information
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In addition to the shares of Common Stock of the Issuer reported on the Form 4 filed in connection herewith, the reporting person directly owns 24,374 shares (includes 66 shares held jointly with Mr. Penta's wife).

The number of shares beneficially held by the reporting person as reported on the Form 4 and in this Exhibit have been adjusted accordingly to account for the 5% stock distributions made to the shareholders of Central Jersey Bancorp (formerly Monmouth Community Bancorp) on December 31, 2003, 2002, 2001 and 2000, respectively, and to account for the 6 for 5 stock split effected July 15, 2004.